SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON JULY 5TH, 2012

DATE, TIME AND PLACE: On July 5th, 2012, at 9:0 am, at the head offices of TIM Participações S.A. (“Company”), located in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors of the Company was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Carmelo Furci, Stefano de Angelis, Oscar Cicchetti and Adhemar Gabriel Bahadian, either in person or by means of audio conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. It was registered the justified absence of Mr. Maílson Ferreira da Nóbrega. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Company’s Statutory Audit Committee, Claudio Zezza, Chief Financial Officer, Mario Girasole, Regulatory Affairs Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, Rogério Tostes Lima, Investor Relations Officer, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge the results of the 4G Network’s auction and the next steps to be taken; (2) To acknowledge the activities carried out by the Internal Control and Corporate Governance Committee; (3) To evaluate and discuss about the telecommunications market in Brazil; (4) To resolve on the re-ratification of the long term financing agreement executed with European Investment Bank – EIB; (5) To resolve on the negotiations concerning the property where is installed the Polo Industrial de Santo André and to acknowledge the other aspects related to such subject; and (6) Other subjects of general interest to the Company.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda, the Board Members, by unanimous vote and with the abstention of the legally restricted Board Members, decided to registered their decisions, as follows: (1) The Board Members were informed about the results of the 4G Network’s auction by Mr. Mario Girasole, who started presenting how the auction was accomplished, which frequencies were successfully bided by TIM Celular S.A. (“TCEL”) and by the other participants, as well as the price that will be paid. Mr Mario Girasole also presented the commitments, the next steps to be taken and the Company’s perspective in relation of the implementation of the 4G Network; (2) The Chairman of the Board of Directors informed about the activities carried out by the Internal Control and Corporate Governance Committee, in the meeting held on July 2nd, 2012, and read a briefing of the subjects treated in the meeting; (3) Messrs. Lorenzo Lindner, Mario Girasole and Rogério Tostes presented a study about the Brazilian’s telecommunications market, including, in general terms, the following topics (i) the relation between the socioeconomic changes and the mobile market in Brazil, (ii) the trends in the telecommunications market, (iii) the main subjects related to regulation of the telecommunications market in Brazil, and (iv) the Company’s position in the market, compared to the other telecommunications operators, according to Agência Nacional de Telecomunicações – ANATEL’s data, as well as the Company's position and visibility in the securities market; (4) After the presentation and clarifications provided by Mr. Claudio Zezza, the Board Members: (4.1) Approved, in view of the changes in the internal policies of the European Investment Bank (“EIB”) and after the clarifications, the re-ratification of the minutes of Board of Directors’ meeting, held on November 28th, 2011, in order to register that the long term financing agreement between EIB and TIM Celular S.A. (“TCEL”), wholly-owned subsidiary of the Company, in the amount of EUR 200.000.000,00 (two hundred million Euros) was divided into two agreements in the amount of  EUR 100.000.000,00 (one hundred million Euros) each, being the first agreement executed on December 29th, 2011. Thus, all acts previously performed were ratified; (4.2) Concerning the first long term agreement entered into EIB and TCEL, on December 29th, 2011, in the amount of EUR 100.000.000,00 (one hundred million Euros), the Board of Directors approved the payment of a commitment fee of 0,15% per year, due to the extension of the period for the disbursement from six to nine months; and (4.3) (i) Approved the execution and the conditions related to the second long term financing agreement, in the amount of EUR 100.000.000,00 (one hundred million Euros), to be enter into EIB and TCEL as well as a hedge transaction to cover the exchange rate risk according to the material presented and filed at the Company’s head offices; (ii) Approved the conditions of the Guarantee Agreement that shall be entered into EIB and the Company; and (iii) Approved the execution, by the Company or by TCEL, of a bank guarantee and the respective counter guarantee agreement with a group of banks to be selected to cover the financing agreement executed with the EIB. In this way, the Board of Officers and/or the previously constituted attorneys-in-fact of the Company, duly designated and with specific powers, are authorized to practice all acts and take all necessary and mandatory measures to the execution of the agreements or authorization terms related to the operations above, in accordance with the material presented and filed at the Company’s head offices; (5) The Board Members were informed about the progress of the negotiations regarding the lease agreement, now in force, of the property where is installed the Polo Industrial de Santo André, and approved the continuity of a lease agreement’s negotiation with the possible new owner of the propriety; and (6) Nothing else was decided by the Board Members.

Shall be registered the presence of Mr. Gabriele Galateri di Genola e Suniglia, in this meeting, starting from the item (2) of the agenda and the presence of Messrs. Carmelo Furci and Oscar Cicchetti at the presentations, discussions and resolutions of items (1), (3) and (5) of the agenda.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members. Directors: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Carmelo Furci, Stefano de Angelis, Oscar Cicchetti and Adhemar Gabriel Bahadian.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), July 5th, 2012.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 14, 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.